UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 2, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Confirmation of expected range of earnings per share for the six months ended 31 December 2011


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
(?Sasol? or ?the Company?)

Confirmation of expected range of earnings per share for the six months ended 31 December 2011

In a trading statement released on 23 November 2011, Sasol advised shareholders that earnings per share (EPS) and headline earnings per share (HEPS) of the group for the six months ended 31 December 2011 were estimated to increase by at least 45% compared to the prior comparable period.

As previously stated, the expected increase in earnings was mainly due to solid operational performance in our businesses, coupled with a strong improvement in the average crude oil and product prices and a weaker rand/US dollar exchange rate. In addition, the results have been positively impacted by exchange gains on foreign exchange contracts. It was also highlighted that the results may be impacted by further changes in oil and product prices, volume variances, the impact of closing exchange rates on financial assets and liabilities, as well as any adjustments, including possible impairments, resulting from our half year-end closure process.

Sasol is now able to indicate that the increase in EPS and HEPS for the six months ended 31 December 2011 is expected to be between 80% and 90% compared to the prior comparable period. Our half-year closure process is currently in progress and further adjustments may arise including re-measurement effects.

As previously stated, this trading statement only deals with the comparison to the first half of the 2011 financial year. The higher earnings base of the second half of the 2011 financial year will strongly influence a comparison of the full 2012 financial year?s results with 2011. Guidance will be provided when there is a reasonable degree of certainty in this regard.

Sasol's financial results for the six months ended 31 December
2011 will be announced on Monday, 12 March 2012.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's external auditors.



2 February 2012
Johannesburg
Sponsor: Deutsche Securities (SA) (Proprietary) Limited


Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as ?believe?, ?anticipate?, ?expect?, ?intend?, ?seek?, ?will?, ?plan?, ?could?, ?may?, ?endeavour? and ?project? and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2011 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.














SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 2, 2012				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary